April 3, 2013

Via EDGAR AND EMAIL

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	HopFed Bancorp, Inc., Preliminary Proxy Statement on Schedule 14A, Filed March 28, 2013, by Stilwell Value Partners I, L.P., Stilwell Value Partners VI, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, Robert Bolton, and John P. O'Grady

SEC File No. 000-23667

Dear Mr. Windsor:

Stilwell Value Partners I, L.P., Stilwell Value Partners VI, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, Robert Bolton, and John P. O'Grady (collectively, the "Stilwell Group Members"), are in receipt of your letter dated April 2, 2013, regarding the subject filing. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group's Second Amended Preliminary Proxy Statement and related proxy card (together, the "Second Amended Preliminary Proxy Materials"). Accompanying the email transmission of this letter is a black-lined copy of the Second Amended Preliminary Proxy Materials marked to show revisions from the Stilwell Group's amended preliminary proxy statement filed on March 28, 2013.

Christian Windsor

April 3, 2013

Revised Preliminary Proxy Statement

Proposal Number 1: Election of Directors, page 3

1.	We note your response to prior comment 5 in our letter dated March 27, 2013. However, we are unable to concur in your view that the required receipt of board, regulatory and shareholder approval for a change in control or similar event involving the Company negates any conflict of interest on the part of Robert Bolton in connection with his stock option arrangements. Please revise your disclosure to discuss the conflict of interest that Mr. Bolton may have with shareholders given his financial interest in the event of a change in control.

Response:

We have added conflict of interest information. Please see page 6 of the Second Amended Preliminary Proxy Materials.

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

/s/ Spencer L. Schneider, Esq.

ON BEHALF OF:

   Stilwell Value Partners I, L.P.

   Stilwell Value Partners VI, L.P.

   Stilwell Activist Fund, L.P.

   Stilwell Associates, L.P.

   Stilwell Associates Insurance Fund of the

   S.A.L.I. Multi-Series Fund L.P.

   Stilwell Value LLC

   Stilwell Advisers LLC

   Joseph Stilwell

   Robert Bolton

   John P. O'Grady